Exhibit 99.1

Cenovus releases 2018 environmental, social & governance report

Calgary, Alberta (July 23, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2018 environmental, social & governance (ESG) report detailing the company's progress in advancing environmental, health and safety performance, investing in and engaging with the communities where it operates and maintaining the highest standards of corporate governance. A number of Cenovus’s key performance indicators for land, air and water improved last year, partly due to ongoing process improvements and partly due to the sale of the company’s legacy conventional assets in 2017 and early 2018.

Highlights:

•	Achieved the company’s lowest-ever total recordable injury frequency
•	Air quality:
o	Reduced company-wide sulphur dioxide (SO2) emissions by 30% and SO2 emissions intensity (emissions per barrel) by 12%, compared with 2017
o	Reduced company-wide nitrogen oxides (NOx) emissions by 22% and NOx emissions intensity by 23%, compared with 2017
•	Water: Reduced company-wide non-saline (fresh) water use and intensity by 18% and 9%, respectively, compared with 2017
•	Spills: Reduced the number of spills company-wide by 64% and total spill volume by 86%, compared with 2017
•	Planted almost 400,000 trees (850,000 cumulatively since 2013)
•	Surpassed $2.7 billion in spending with Indigenous-owned businesses since Cenovus launched nearly a decade ago
•	Worked with Catalyst, a non-profit organization, to develop a more formal approach to integrating diversity and inclusion into our workplace
•	Donated more than $7 million to more than 600 non-profit organizations
•	Surpassed our target to positively impact 250,000 youth by 2020, with over 340,000 youth impacted by our programming since 2016

Cenovus's 2018 ESG report has been prepared in accordance with the Global Reporting Initiative (GRI) 2016 Standard ‘Core’ option. Cenovus’s disclosure on carbon risks and opportunities associated with the company’s business is incorporated into its annual ESG report and follows the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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